Filed by C-MAC Industries, Inc. Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Solectron Corp. Commission File No. 001-11098

SOLECTRON®

Quality Solutions • Global Partnerships

C-MAC

Leading the Fast Growing EMS Industry into the Next Generation of Outsourcing

The following slide presentation contains both historical and “forward-looking” statements about the expectations, beliefs, plans, intentions and strategies of Solectron and C-MAC. The ability of Solectron and C-MAC to achieve their planned business objectives involves many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to Solectron and C-MAC as of today’s date. Solectron and C-MAC assume no obligation to update any of these statements and these statements are not guarantees of Solectron or C-MAC. Solectron and C-MAC’s financial results and product development could differ materially from current expectations. The factors that may affect Solectron or C-MAC’s ability to achieve planned business objectives include, but are not limited to, the following: 1) the companys’ revenues and earnings are subject to a number of factors that make estimation of operating results extremely uncertain; 2) competition for the companys’ products is intense; 3) the uncertainties of whether new products, product extensions or product strategies will be successful; 4) risks associated with the combination including: (a) conditions in the financial markets relevant to the proposed transaction, (b) the failure to achieve expected synergies and efficiencies of operations, (c) risk of price fluctuation, (d) loss of major customers, (e) the ability to manage business integration, (f) risks associated with international sales and (g) operations and environmental regulations; 5) loss of key personnel; 6) litigation, including litigation over intellectual property rights; and 7) general technological and economic factors. The risks associated with Solectron’s business are discussed in Solectron’s Annual Report on Form 10-K for the year ended August 25, 2000, and in subsequent quarterly reports on Form 10-Q. The risks associated with C-MAC’s business are discussed in C-MAC’s Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2000, and in subsequent quarterly reports to shareholders and reports on Form 6-K. You are encouraged to read this information carefully. Solectron and C-MAC and their respective executive officers, directors and certain other members of management and employees may be soliciting proxies from Solectron stockholders, or C-MAC shareholders, as the case may be, in favor of the business combination. Information concerning the participants in the solicitation will be set forth in a proxy statement that will be filed with the SEC and in a circular that will be filed with the Canadian Securities Administrators (CSA). Information regarding such officers and directors is included in Solectron’s Proxy Statement for its 2000 Annual Meeting of Stockholders held on January 18, 2001 and filed with the SEC on December 11, 2000 and in C-MAC’s Notice of Meeting and Management Proxy Circular for its 2000 Annual Meeting held May 3, 2001 and filed with the CSA on March 30, 2001. Solectron’s documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Solectron. C-MAC’s documents are available at http://www.sedar.com (the web site maintained by the CSA.)

Agenda

- Transaction Summary
- Financial Highlights
- Anticipating OEMs' Evolving Needs
- Continuing to Build on the Solectron Strategy
- Transaction Benefits

SOLECTRON

Agenda

- Transaction Summary
- Financial Highlights
- Anticipating OEMs' Evolving Needs
- Continuing to Build on the Solectron Strategy
- Transaction Benefits

SOLECTRON

Summary of Transaction Structure

Structure	Stock-for-stock transaction Canadian tax-free share exchange Taxable to U.S. stockholders
Exchange Ratio	1.7550 SLR shares (or Canadian exchangeable shares) per EMS share
Board Composition	9 Solectron, 2 C-MAC
Conditions	Shareholder approvals, regulatory approvals and other customary approvals
Target Closing	November or December 2001

SOLECTRON

Solectron/C-MAC Combined Profile

- Clear leader with a true "End-to-End" solution
- The size, depth and substance to help our customers win
- Selective vertical integration drives margins and supply chain management
- Diverse customer base including high growth transportation and industrial sectors

SOLECTRON

The Clear Market Share Leader in the EMS Industry

LTM Revenues
(US$ in millions)
$21,848
$19,834
$13,207
$12,543
$11,401
$4,452
$2,014
Solectron/ C-MAC
Solectron
SANM/ SCI
FLEX
CLS
JBL
C-MAC

SOLECTRON

Strategic Benefits Overview

- Increased high-end integration and specialized capabilities
- Improved systems design and engineering for complex systems
- Capitalize on selective vertical integration
- Complementary strength in network/telecom equipment segments
- Entry into targeted growth segments- transportation and industrial

SOLECTRON

Financial Benefits Overview

- Enhanced revenue and margin opportunities
- Improved balance sheet strength and reduced leverage
- Potential synergies of $60-$120 million annually
- Accretive to fiscal 2002 earnings

SOLECTRON

Agenda

- Transaction Summary
- **Financial Highlights**
- Anticipating OEMs' Evolving Needs
- Continuing to Build on the Solectron Strategy
- Transaction Benefits

SOLECTRON

Historical Revenue Trends

SOLECTRON

(US$ in millions)

$4,409
$6,102
$9,669
$14,138
$19,834
'97
'98
'99
'00
LTM (5/31/01)
FY August

C-MAC

(US$ in millions)

$299
$434
$787
$1,719
$2,014
'97
'98
'99
'00
LTM (6/30/01)
FY December

SOLECTRON

Historical Cash EPS Trends

SOLECTRON
(US$)
$0.41
$0.48
$0.63
$0.88
$1.02
'97
'98
'99
'00
LTM (5/31/01)
FY August

C-MAC
(US$)
$0.29
$0.33
$0.54
$1.31
$1.42
'97
'98
'99
'00
LTM (6/30/01)
FY December

SOLECTRON

Pro Forma Capital Structure

	Solectron (5/31/01)	C-MAC(1) (6/30/01)	Pro Forma Combined
Cash	$2,176	$181	$2,357
Total Debt	5,315	209	5,524
Stockholders' Equity	5,410	1,437	8,069
Total Capitalization	$10,725	$1,646	$13,593

Net Debt/ Net Capitalization	36.7%	1.9%	28.2%
Total Debt/ Capitalization	49.6%	12.7%	40.6%
(1)	Data translated from Canadian dollars using an exchange rate of .6515 US$/C$. C-MAC and Pro Forma Combined Stockholders’ Equity includes C-MAC minority interest of $2 million.

Financial Returns

FY 99

FY 00

5/31/01

CY 99

CY 00

6/30/01

Combined Target

Gross Margin	9.7%	9.0%	7.7%	15.0%	15.4%	15.3%	11.0%-12.0%
Operating Margin	5.3%	5.2%	0.8%	7.4%	8.6%	6.7%	6.0%-7.0%

ROA	8.5%	6.7%	0.1%	5.5%	6.5%	4.0%	>10.0%
ROIC	11.8%	8.9%	3.1%	11.1%	9.9%	6.6%	>20.0%

Financial Outlook(1)

Fiscal Q4 Ended Aug-01

Fiscal Year Ended Aug-02

Revenues	US$3.0—US$3.5 bn	US$16.0-$18.5 bn
Cash EPS(2)	US$0.05-US$0.09(3)	US$0.62-US$0.66

Fiscal Q3 Ended Sept-01

6 Months Ended Dec-01

Revenues	>C$575mm	Comparable to first six months of 2001
Cash EPS(4)	C$0.10—C$0.15
(1)	As of 8/8/01.
(2)	Cash EPS excludes certain non-cash items, restructuring and impairment costs and other one-time and non recurring charges and interest on zero-coupon convertible debt. The shares used to calculate cash EPS assumes conversion of all convertible debt into common stock.
(3)	Before restructuring and one-time charges.
(4)	Earnings before goodwill amortization per share.

Agenda

- Transaction Summary
- Financial Highlights
- Anticipating OEMs' Evolving Needs
- Continuing to Build on the Solectron Strategy
- Transaction Benefits

SOLECTRON

OEMs' Evolving Needs

Spectrum of OEM Needs
Engineering & Design
Components
Electro-Mech. Component Fabrication
Tech Mobile Solutions
NPI
PCBA
Systems Assembly L1-3
Systems Assembly L4-5
Order Fulfillment
After Sales Services
Vision
Today
Past

SOLECTRON

Current Customer Engagement Model

<u>Independent Processes</u>
- Lack of Coordination
- Competing Supply Chain
- Multi tier Pricing

OEM Customer
End User
Components
PCB Assembly
Power, Packaging and Cooling
Systems Integration
Fulfillment
Information Flow
Product Flow

SOLECTRON

Total Solutions Sell

OEM Customer
Proactive Solutions Business Mgt.
▪ Intersite Coord.
▪ Program P&L
▪ Lifecycle Mgt.
▪ Customer Interface
Solutions Manager
End User
Components
PCB Assembly
Power, Packaging and Cooling
Systems Integration
Fulfillment
Product Flow
Information Flow
Product Flow

SOLECTRON

Expanding Outsourcing Opportunities
Potential Growth

Traditional EMS Industry Opportunity
Sales, Services and Support
Product Physical/ Modular Design
COGS
EMS Market
Additional EMS Market Opportunity
Additional EMS Market Opportunity
COGS CAGR~9%
EMS CAGR~29%
Sales, Services and Support
Product Physical/ Modular Design
COGS
EMS Market
1999
2004

SOLECTRON

Agenda

- Transaction Summary
- Financial Highlights
- Anticipating OEMs' Evolving Needs
- **Continuing to Build on the Solectron Strategy**
- Transaction Benefits

SOLECTRON

Complete Customer Solutions

Increasing Customer Mindshare
Increasing Cost of Transition
Increasing Sourcing Control
Support
Fulfillment
(1% PBT / 17 - 20% ROA)
Systems Integration
(1-2% PBT / 17 - 20% ROA)
Power, Packaging and Cooling
(4-6% PBT / 15-17% ROA)
Design
Prototype
Build
PCBA
(4-6% PBT / 10-15% ROA)

SOLECTRON

Solectron Strategic Capabilities Evolution

Engineering & Design
Components
Electro-Mech. Component Fabrication
Tech Module Solutions
NPI
PCBA
Systems Assembly L1-3
Systems Assembly L4-5
Order Fulfillment
After Sales Services
SLR TODAY
C-MAC
Selected Acquisitions
Shinei
NatSteel
Sony
Centennial
IBM Services
Americom
Nortel
Ericsson
SMART
SLR 2 Years Ago

SOLECTRON

Capabilities by Region

Engineering & Design
Components
Electro-Mech. Component Fabrication
Tech Module Solutions
NPI
PCBA
Systems Assembly L1-3
Systems Assembly L4-5
Order Fulfillment
After Sales Services
Asia Pacific:
C-MAC
SLR Today
Europe:
C-MAC
SLR Today
Americas:
C-MAC
SLR Today

SOLECTRON

Agenda

- Transaction Summary
- Financial Highlights
- Anticipating OEMs' Evolving Needs
- Continuing to Build on the Solectron Strategy
- **Transaction Benefits**

SOLECTRON

Building Capabilities by Segment
Solectron Today

Engineering & Design
Components
Electro-Mech. Component Fabrication
Tech Module Solutions
NPI
PCBA
Systems Assembly L1-3
Systems Assembly L4-5
Order Fulfillment
After Sales Services
Network Equipment
Telecom Equipment
Mobile Comm.
PC/Notebook
Peripherals
Workstation/ Servers
Consumer
Industrial Controls
Automotive

SOLECTRON

Building Capabilities by Segment

Solectron + C-MAC

Engineering & Design
Components
Electro-Mech. Component Fabrication
Tech Module Solutions
NPI
PCBA
Systems Assembly L1-3
Systems Assembly L4-5
Order Fulfillment
After Sales Services
Network Equipment
Telecom Equipment
Mobile Comm.
PC/Notebook
Peripherals
Workstation/ Servers
Consumer
Industrial Controls
Automotive
= Solectron
= C-MAC

SOLECTRON

Most Diverse Revenue Base in the Industry

Solectron

3 Months Ended 5/31/01

Workstations/ Servers
Computer Peripherals
Telecomm Equip.
Mobile Comm.
Avionics/ Industrial Controls/ Other
PCs/ Notebooks
Network Equip.
6%
5%
23%
13%
15%
21%
17%

$3,983m

C-MAC

3 Months Ended 3/31/01

Avionics/ Industrial Controls/ Other
Mobile Comm.
Transportation
Network Equip.
Telecomm Equip.
10%
8%
13%
19%
50%

$473m

Combined

Workstations/ Servers
Computer Peripherals
Transportation
Mobile Comm.
Telecomm. Equip.
Avionics/ Industrial Controls/ Other
PCs/ Notebooks
Network Equip.
5%
5%
1%
13%
26%
15%
15%
20%

$4,456m

SOLECTRON

Improved Margin Opportunity

Today
SLR & C-MAC
Revenue/Gross Margin
8-15%
5-10%
20-25%
Captured incremental margin to combined company through selective vertical integration of supply chain
Components
PCBs
Backplanes
Enclosures/ Power Supply
PCB Assembly
Systems Integration
Solectron Pro Forma
Suppliers
Solectron
= Revenues
= Gross Margin

SOLECTRON

Planned Organizational Structure

Micro Technology
TSBU
EMS
GSBU
Electronics Supply Chain
PCB Assembly
Systems Assembly
Electro Mechanical Supply Chain
Power, Packaging & Cooling
Electronic Components
Buy with Make/Buy Decision
Make
Buy with Make/Buy Decision

SOLECTRON

Significant Potential Synergies

- **Potential synergies of $60 - $120 million annually**

- **Expected to be derived primarily from:**
  - revenue synergies
  - materials synergies
  - asset rationalization

SOLECTRON

Additional Information and Where to Find It

Solectron plans to file a registration statement on Form S-4 in connection with the combination and plans to mail a proxy statement/prospectus containing information about the combination. C-MAC plans to distribute a circular to its shareholders containing information about the combination. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and the circular carefully when they are available. The registration statement, the proxy statement/prospectus, and the circular will contain important information about Solectron, C-MAC, the combination, the persons soliciting proxies relating to the combination, their interests in the combination, and related matters. Investors and security holders will be able to obtain free copies of the U.S. documents through the Web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained from Solectron by mail to Solectron Corporation, 777 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations. Solectron's telephone number is (408) 957-8500. Copies of the circular will be available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com

In addition to the registration statement and the proxy statement/prospectus, Solectron files annual, quarterly and special reports, proxy statements and other information with the SEC. C-MAC files annual and quarterly financial statements, annual reports, annual information forms, management proxy circulars and other documents and information with the Canadian Securities Administrators in Canada and annual and special reports with the SEC. You may read and copy any reports, statements or other information filed with the SEC by Solectron or C-MAC at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at any of the SEC's other public reference rooms in New York, Chicago and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Solectron's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at www.sec.gov. Since January 1997, C-MAC's filings with the Canadian Securities Administrators are available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com.

Information Concerning Participants

Solectron, C-MAC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Solectron and C-MAC stockholders in favor of combination. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.